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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Micromet, Inc.

(Name of Issuer)

Common Stock, $0.00004 par value

(Title of Class of Securities)

13738Y107

(CUSIP Number)

Connie Helyar

c/o 13-15 Victoria Road, St Peter Port, Guernsey GY1 3ZD, Channel Islands, UK

+44 (0)1481 713843

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13D

CUSIP No. 13738Y107                                                                                                                                                       Page 2 of 19

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Omega Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 2,916,214 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 2,916,214 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,916,214 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.25%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

13D

CUSIP No. 13738Y107                                                                                                                                                       Page 3 of 19

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Omega Fund GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 2,916,214 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 2,916,214 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,916,214 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.25%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

13D

CUSIP No. 13738Y107                                                                                                                                                       Page 4 of 19

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Omega Fund Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 5,197,052 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 5,197,052 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,197,052 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.57%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

13D

CUSIP No. 13738Y107                                                                                                                                                       Page 5 of 19

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Sigma Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 5,197,052 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 5,197,052 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,197,052 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.57%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

13D

CUSIP No. 13738Y107                                                                                                                                                       Page 6 of 19

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Otello Stampacchia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 68,750 shares
8. SHARED VOTING POWER 5,197,052 shares
9. SOLE DISPOSITIVE POWER 68,750 shares
10. SHARED DISPOSITIVE POWER 5,197,052 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,265,802 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.67%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

13D

CUSIP No. 13738Y107                                                                                                                                                       Page 7 of 19

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Connie Helyar
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 5,197,052 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 5,197,052 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,197,052 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.57%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

13D

CUSIP No. 13738Y107                                                                                                                                                       Page 8 of 19

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). John Luff
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 0 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

13D

CUSIP No. 13738Y107                                                                                                                                                       Page 9 of 19

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Omega Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 2,280,838 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 2,280,838 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,280,838 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.32%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

13D

CUSIP No. 13738Y107                                                                                                                                                       Page 10 of 19

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Omega Fund III GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 2,280,838 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 2,280,838 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,280,838 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.32%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

13D

CUSIP No. 13738Y107                                                                                                                                                       Page 11 of 19

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Omega Fund III G.P., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 2,280,838 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 2,280,838 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,280,838 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.32%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 13738Y107	13D	Page 12 of 19

Schedule 13D

Item 1. Security and Issuer.

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on June 29, 2007 (the “Original 13D and, together with Amendment No. 1, the “Schedule 13D”), and relates to the Common Stock, $.00004 par value (“Common Stock”) of Micromet, Inc. (the “Issuer”) having its principal executive office at 6707 Democracy Blvd. Suite 505, Bethesda, Maryland 20817.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original 13D.

Item 2. Identity and Background.

This statement is being filed by:

Omega Fund I, L.P. (“Omega I”), Omega Fund GP, Ltd. (“Omega GPLtd”), Omega Fund III, L.P. (“Omega III”), Omega Fund III GP, L.P. (“Omega III GPLP”), Omega Fund III G.P., Ltd. (“Omega III GPLtd”), Omega Fund Management Limited (“Omega Management”), Sigma Holding Limited (“Sigma”), Otello Stampacchia (“Stampacchia”), and Connie Helyar (“Helyar”) (each, a “Reporting Person” and collectively, the “Reporting Persons”). Stampacchia is also a director of the Issuer. The reported securities are owned directly by Omega I and Omega III (which may be collectively referred to herein as the “Funds”). Helyar is a director of each of (i) Omega GPLtd, which is the general partner of Omega I, (ii) Omega III GPLtd, which is the general partner of Omega III GPLP, (iii) Omega Management, which is the sole shareholder of Omega GPLtd and Omega III GPLtd and (iv) Sigma, which is the sole shareholder of Omega Management. Stampacchia is the sole shareholder of Sigma. Omega GPLtd, Omega III GPLP, Omega III GPLtd, Omega Management, Sigma, Stampacchia and Helyar disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein. John Luff (“Luff”) resigned as a director of each of Omega GPLtd, Omega III GPLtd, Omega III GPLP, Omega Management and Sigma on January 14, 2008.

The address of the principal business office of each Reporting Person is c/o 13-15 Victoria Road, St Peter Port, Guernsey GY1 3ZD, Channel Islands, UK.

The principal business of Omega I and Omega III is to invest in growth-oriented businesses active in the life sciences field generally. The principal business of Omega GPLtd is to act as the sole general partner of Omega I. The principal business of Omega III GPLP is to act as the sole general partner of Omega III. The principal business of Omega III GPLtd is to act as the sole general partner of Omega III GPLP. The principal business of Omega Management is to act as the sole shareholder of Omega GPLtd and Omega III GPLtd. The principal business of Sigma is to act as sole shareholder of Omega Management. The principal business of Stampacchia is to act as an advisor to companies in the life sciences industry. The principal business of Helyar is to act as director and provide administrative services to her client organizations.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Omega I, Omega III, and Omega III GPLP are exempted limited partnerships organized under the laws of the Cayman Islands. Omega GPLtd and Omega III GPLtd are exempted companies organized under the laws of the Cayman Islands. Omega Management and Sigma are companies organized under the laws of Guernsey. Stampacchia is a citizen of Italy. Helyar is a citizen of Guernsey.

CUSIP No. 13738Y107	13D	Page 13 of 19

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

As described in more detail in Item 5 below, Omega I sold in the aggregate 335,063 shares of Common Stock and Omega III sold in the aggregate 168,137 shares of Common Stock in a series of sales beginning on July 27, 2009 and ending on August 6, 2009. All of the sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Omega Fund Management Limited on June 10, 2009.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Omega I is the record owner of 2,916,214 shares of Common Stock (the “Omega I Shares”). As the sole general partner of Omega I, Omega GPLtd may be deemed to own the shares held of record by Omega I. Omega III is the record owner of 1,463,399 shares of Common Stock (the “Omega III Common Shares”) and a warrant to purchase up to an aggregate of 817,439 shares of Common Stock (the “Omega III Warrant Shares” and together with the Omega III Common Shares, the “Omega III Shares”). The warrant is currently exercisable. As the sole general partner of Omega III, Omega III GPLP may be deemed to own the shares held of record by Omega III. As the sole general partner of Omega III GPLP, Omega III GPLtd may be deemed to own the Omega III Shares. As Omega GPLtd’s and Omega III GPLtd’s sole general partner, Omega Management may be deemed to own the Omega I Shares and Omega III Shares. As Omega Management’s sole shareholder, Sigma may be deemed to own the Omega I Shares and Omega III Shares. As a director of Omega I GPLtd, Omega III GPLtd, Omega Management and Sigma, Helyar may also be deemed to own the

CUSIP No. 13738Y107	13D	Page 14 of 19

Omega I Shares and Omega III Shares. As the sole shareholder of Sigma, Stampacchia may also be deemed to own the Omega I Shares and Omega III Shares.

As of August 10, 2009, Stampacchia holds an option to purchase 80,000 shares of Common Stock, of which 68,750 are exercisable within sixty days (the “Stampacchia Shares”). Accordingly, Stampacchia may be deemed to be the beneficial owner of the Stampacchia Shares in addition to the Omega I Shares and Omega III Shares, for a total of 5,265,802 shares of Common Stock.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentages are calculated based upon 68,686,875 shares reported to be outstanding as of August 4, 2009, in the Issuer’s most recent Form 10-Q for the quarter ended June 30, 2009, which was filed on August 6, 2009.

Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those shares which such person owns of record.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Omega I sold 20,309 shares of Common Stock on July 27, 2009, 16,647 shares of Common Stock on July 28, 2009, 19,976 shares of Common Stock on July 29, 2009, 146,490 shares of Common Stock on July 30, 2009, 38,620 shares of Common Stock on July 31, 2009, 43,281 shares of Common Stock on August 3, 2009, 11,986 shares of Common Stock on August 4, 2009, 14,649 shares of Common Stock on August 5, 2009 and 23,105 shares of Common Stock on August 6, 2009. Omega III sold 10,191 shares of Common Stock on July 27, 2009, 8,353 shares of Common Stock on July 28, 2009, 10,024 shares of Common Stock on July 29, 2009, 73,510 shares of Common Stock on July 30, 2009, 19,380 shares of Common Stock on July 31, 2009, 21,719 shares of Common Stock on August 3, 2009, 6,014 shares of Common Stock on August 4, 2009, 7,351 shares of Common Stock on August 5, 2009 and 11,595 shares of Common Stock on August 6, 2009. All of the sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Omega Fund Management Limited on June 10, 2009.

Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Omega I Shares, Omega III Shares, and/or the Stampacchia Shares beneficially owned by any of the Reporting Persons.

(e)	Upon his resignation from each of Omega GPLtd, Omega III GPLtd, Omega III GPLP, Omega Management and Sigma on January 14, 2008, Luff ceased to be the beneficial owner of more than five percent of the Issuers’ Common Stock. Each of Omega I, Omega GPLtd, Omega III, Omega III GPLP, and Omega III GPLtd has ceased to be the beneficial owner of more than five percent of the Issuers’ Common Stock. Accordingly, this is an exit filing for each of Luff, Omega I, Omega GPLtd, Omega III, Omega III GPLP, and Omega III GPLtd.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

CUSIP No. 13738Y107	13D	Page 15 of 19

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2009

OMEGA FUND I, L.P.

By: Omega Fund GP, Ltd.
Its: General Partner

By: /s/ Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND GP, LTD.

By: /s/ Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND III, L.P.

By: Omega Fund III GP, L.P.
By: Omega Fund III G.P., Ltd.
Its: General Partner

By: /s/ Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND III GP, L.P.

By: Omega Fund III G.P., Ltd.
Its: General Partner

By: /s/ Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND III G.P., LTD.

By: /s/ Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND MANAGEMENT LIMITED

CUSIP No. 13738Y107	13D	Page 17 of 19

By: /s/ Connie Helyar
Name: Connie Helyar
Title: Director

SIGMA HOLDING LIMITED

By: /s/ Connie Helyar
Name: Connie Helyar
Title: Director

/s/ Connie Helyar
Connie Helyar

/s/ Otello Stampacchia
Otello Stampacchia

CUSIP No. 13738Y107	13D	Page 18 of 19

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Micromet, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: August 12, 2009

OMEGA FUND I, L.P.

By: Omega Fund GP, Ltd.
Its: General Partner

By: /s/ Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND GP, LTD.

By: /s/ Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND III, L.P.

By: Omega Fund III GP, L.P.
By: Omega Fund III G.P., Ltd.
Its: General Partner

By: /s/ Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND III GP, L.P.

By: Omega Fund III G.P., Ltd.
Its: General Partner

By: /s/ Connie Helyar
Name: Connie Helyar
Title: Director

CUSIP No. 13738Y107	13D	Page 19 of 19

OMEGA FUND III G.P., LTD.

By: /s/ Connie Helyar
Name: Connie Helyar
Title: Director

OMEGA FUND MANAGEMENT LIMITED

By: /s/ Connie Helyar
Name: Connie Helyar
Title: Director

SIGMA HOLDING LIMITED

By: /s/ Connie Helyar
Name: Connie Helyar
Title: Director

/s/ Connie Helyar
Connie Helyar

/s/ Otello Stampacchia
Otello Stampacchia